EXHIBIT 99.1

Allied Gold Shareholders Approve Arrangement With Zijin Gold

TORONTO, March 31, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (“Allied” or the "Company") (TSX: AAUC) (NYSE: AAUC) is pleased to announce that shareholders of the Company approved the previously announced plan of arrangement (the "Transaction") with Zijin Gold International Company Limited (“Zijin Gold”) at the Company’s special meeting of shareholders held earlier today.

At the Meeting, a total of 76,556,033 votes were cast by holders of Common Shares, representing 61.14% of the total issued and outstanding Common Shares. Of those votes cast, (i) 76,206,335 Common Shares, representing 99.54% of the votes cast, were voted in favour of the Transaction in connection with the special vote of shareholders, and (ii) 59,621,291 Common Shares, representing 99.42% of the votes cast excluding votes cast by interested persons in accordance with applicable securities laws, were voted in favour of the Transaction.

About Allied Gold

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied Gold is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to the Company’s intention to seek a final order of the Ontario Superior Court of Justice (Ontario) to approve the Transaction at a hearing on April 2, 2026. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks associated with Allied Gold’s ability to obtain the final order of the court, and Zijin Gold’s ability to obtain all other required regulatory approvals to complete the Transaction; risks related to timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all; potential volatility in the price of the Allied Gold Shares prior to completion of the Transaction; and the diversion of management time on Transaction-related issues; the state of the financial markets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s current annual information form for the year ended December 31, 2025, which is available at www.sedarplus.ca and Allied Gold’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission available at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans in connection with the completion of the Transaction and may not be appropriate for other purposes.